LAW OFFICES
THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

September 12, 2013

Amy Reischauer, Staff Attorney
Brian Pitko, Staff Attorney
Franklin Wyman, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Asterias Biotherapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-187706

Dear Ms. Reischauer, Mr. Pitko, and Mr. Wyman:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. (“Asterias”) in response to your letter of September 11, 2013 regarding Amendment No. 3 to the Registration Statement on Form S-1 (333-187706) (the “Registration Statement”) filed by Asterias on September 3, 2013.

Comment 1:

1. Please refer to prior comment 4. Please demonstrate for us and clarify in the filing how you computed the value of $31,271,346 for intangible assets as a group.

The $31,271,346 of value ascribed to intangible assets as a group was derived from the initial total enterprise value of Asterias based on the cash and asset contributions of the parties (BioTime, Geron, and Romulus). The ascribed total enterprise value reflects the Asterias share ownership percentages allocated to those three parties for their contributions, with the Romulus contribution being a fixed value of $5 million in cash or approximately $2.3408 per share for 2,136,000 shares representing approximately 7% of the total shares to be issued.  This valuation represents an initial Asterias enterprise value of approximately $71,271,346 as of January 4, 2013, the date of the Asset Contribution Agreement.  In allocating asset values to that total enterprise value, the assets with fixed or determinable market values were $10,000,000 of cash and $30,000,000 of BioTime common shares, leaving a residual value of $31,271,356 to the other assets being contributed by BioTime and Geron, including patents and other intellectual property, minority interests in two BioTime subsidiaries, and  stem cell lines.  The value of investments shown in the as adjusted column shown in the Summary Financial Date on page 11 is as of June 30, 2013 and gives effect to the increase in value of the BioTime common shares which were valued at $3.37 under the Asset Contribution Agreement but which had a closing market price of $3.96 per share on June 28, 2013.

We have enclosed, as Exhibit 1, a proposed revised Summary Financial Data table that explains the foregoing in footnote 5.  The December 31, 2012 “As Adjusted” values have also been revised to reflect the value of the BioTime common shares based on the closing market price on December 31, 2012, as explained in footnote 3.

We have also enclosed, as Exhibit 2, a proposed revised Capitalization table that also reflects the December 31, 2012 market value of BioTime shares in the December 31, 2012 “As Adjusted” column.  The footnote to the table now includes an explanation of the values used in the footnote to the table.

If the revisions shown are acceptable to you, they will be included in Amendment 4 to the Registration Statement.

Please direct all correspondence and communications with respect to the foregoing to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko

Exhibit 1

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date. Operating expenses are primarily comprised of legal fees primarily incurred in connection with the Asset Contribution Agreement. The “as adjusted” information gives effect to the Asset Contribution and the sale of Series B Shares and warrants to Romulus:

	June 30, 2013			December 31, 2012
	Actual	As Adjusted (1)		Actual	As Adjusted (1)

Balance Sheet Data:
Cash and cash equivalents	$65,493	$10,065,493	(2)	$-	$10,000,000	(2)
Investment	1,500	35,253,725	(3)	1,410	27,953,932	(3)
Intangible assets (4)	-	31,271,346	(5)	-	31,271,346	(5)
Total assets	870,326	77,393,897		4,011	69,227,879
Total liabilities	3,754,699	3,819,699	(6)	761,164	826,164	(6)
Stockholders’ equity	$(2,884,373)	$73,574,198	(7)	$(757,153)	$68,401,715	(7)

(1)
All values ascribed to assets to be acquired in the Asset Contribution, other than cash, are estimates only. In accordance with Accounting Standards Codifications 805, Business Combinations ("ASC 805") and 820, Fair Value Measurement ("ASC 820"), the total purchase consideration paid by Asterias for the assets to be contributed by BioTime and Geron will be allocated to the net tangible and identifiable intangible assets acquired, and liabilities assumed, based on the expected estimated fair values of those assets on the closing of the Asset Contribution. We will assess the value of the BioTime Stem Cell Assets and the Contributed Geron Assets based upon a complete review of those assets. Our valuation will take into account factors such as the stage of development of particular technology and product candidates related to patents, patent applications, and know-how, our intended use of intangible assets and the priority we assign to the development of product candidates to which those assets relate, and our assessment of the estimated useful lives of patents. We may also obtain independent, third party valuations of the OrthoCyte and Cell Cure Neurosciences stock that we receive from BioTime in the Asset Contribution. The fair value of the BioTime common shares will be determined based on the market value of such common shares reported on the NYSE MKT on the closing of the Asset Contribution. The fair value of the BioTime Warrants will be computed using a Black Scholes Merton option pricing model using assumptions deemed appropriate as of the date of the closing of the Asset Contribution. See (3) below. Accordingly, our valuation of assets after completion of the Asset Acquisition may differ from the values reflected in this table. We do not anticipate recording any goodwill in the post-closing purchase accounting. We expect to amortize intangible assets over an estimated useful life of 10 years on a straight line basis. See Note 2 to Financial Statements.

(2)	Includes $5,000,000 of cash from BioTime and $5,000,000 of cash from Romulus.
(3)
The as adjusted amount as of June 30, 2013 includes $35,252,225, the estimated fair value of 8,902,077 BioTime common shares at $3.96 per share, the market closing price on June 28, 2013, the last trading day of the quarter ended June 30, 2013. The amount however does not include $21,058,859, the estimated fair value of 8,000,000 BioTime Warrants based on a $5.00 exercise price, $3.96 closing price on June 28, 2013, a 5 year term, 90.89% volatility, and a 1.41% discounted rate.

The as adjusted amount as of December 31, 2012 includes $27,952,522, the estimated fair value of the 8,902,077 BioTime common shares at $3.14 per share, the market closing price on December 31, 2012. The amount however does not include $15,031,613, the estimated fair value of 8,000,000 BioTime Warrants based on a $5.00 exercise price, $3.14 closing price on December 31, 2012, a 5 year term, 87.47% volatility, and a 0.72% discount rate.

Although the BioTime Warrants are part of the consideration that we will receive for the issuance of Series B Shares to BioTime in the Asset Contribution, we will distribute the BioTime Warrants to holders of our Series A Shares after the consummation of the Asset Contribution and the Series A Distribution. Accordingly, we will not retain the economic value of the BioTime Warrants after the BioTime Warrants Distribution.

(4)
Intangible assets consist primarily of patents, patent applications, and patent licenses, trade secrets, know-how and certain other intellectual property rights, and regulatory filings related to the Clinical Trials, and cell lines that will be part of the Contributed Geron Assets, and shares of OrthoCyte common stock, Cell Cure Neurosciences ordinary shares, and cell lines and a license to use certain patents pertaining to cell differentiation comprising the BioTime Stem Cell Assets.

(5)
The value of $31,271,346 ascribed to the intangible assets as a group is an estimated value and is based on an initial Asterias enterprise value of approximately $71,271,346 as of January 4, 2013, the date of the Asset Contribution Agreement. The $31,271,346 allocated to intangible assets is the residual portion of the $71,271,346 enterprise value remaining after allocating $10,000,000 to the cash to be contributed by BioTime and Romulus and allocating $30,000,000 to the BioTime common shares to be contributed by BioTime. The initial Asterias enterprise value reflects the issuance of a total of 30,447,119 shares of Asterias common stock to BioTime, Geron and Romulus at an imputed price of approximately $2.3408 per share, based on the price payable in cash by Romulus under the Stock and Warrant Purchase Agreement, without attributing value to the Asterias warrants issuable to Romulus.

A valuation of non-cash assets will be made after the completion of the Asset Contribution. See Note (1) above. Long-lived assets, including intangible assets, will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, we will evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment will be recognized and measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. See Note 2 to Financial Statements.

(6)	Includes $65,000, the amount payable to Geron as a license fee for the Telomerase Sublicense following close of the Asset Contribution.
(7)	Includes the par value of the Series A Shares and Series B Shares to be issued, and additional paid in capital consisting of the amount of cash and value of assets to be contributed to us by Romulus, BioTime, and Geron, as described in notes (2) through (5) above. Stockholders’ equity also includes an adjustment for the $65,000 license fee that will be paid under the Telomerase Sublicense.

Exhibit 2

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2013 and December 31, 2012 and as adjusted to give effect to the sale of our common stock and warrants, and the application of the estimated net proceeds derived from the sale of such securities pursuant to the Asset Contribution Agreement and the Stock and Warrant Purchase Agreement.

	June 30, 2013		December 31, 2012
	Actual	As Adjusted (1)	Actual	As Adjusted (1)

Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; 5,000,000 shares authorized, as adjusted; none issued or outstanding	$-	$-	$-	$-
Common stock, $0.0001 par value, 150,000,000 shares authorized, 51,700 shares issued and outstanding, actual; 150,000,000 shares authorized, 30,498,819 shares issued and outstanding, as adjusted	5	3,050	5	3,050
Stock option	22,439	22,439	-	-
Additional paid-in capital	51,735	76,507,261	51,735	69,207,558
Deficit accumulated during the development stage	(2,908,552)	(2,908,552)	(758,893)	(758,893)
Subscription receivable	(50,000)	(50,000)	(50,000)	(50,000)

Total stockholders’ equity (deficit)	$(2,884,373)	$73,574,198	$(757,153)	$68,401,715

Total capitalization	$(2,884,373)	$73,574,198	$(757,153)	$68,401,715

(1)
Includes the following cash and other assets to be contributed to us by BioTime and Geron in the Asset Contribution, or paid to us by Romulus under the Stock and Warrant Purchase Agreement: (a) $5,000,000 of cash from BioTime; (b) $5,000,000 of cash from Romulus; (c) 8,902,077 BioTime common shares valued at $35,252,225 as of June 30, 2013 at $3.96 per share, the market closing price on June 28, 2013, the last trading day of the quarter ended June 30, 2013, and valued at $27,952,522 as of December 31, 2012 at $3.14 per share, the market closing price on December 31, 2012; and (d) $31,271,346, the estimated fair value of the assets to be contributed to us by Geron and the estimated fair value of the assets to be contributed to us by BioTime other than cash, BioTime common shares, and BioTime Warrants.  Reflects the payment of $65,000 to Geron as a license fee for the Telomerase Sublicense.

Excludes the estimated fair value of 8,000,000 BioTime Warrants of $21,058,859 as of June 30, 2013 based on a $5.00 exercise price, $3.96 closing price on June 28, 2013, a 5 year term, 90.89% volatility, and a 1.41% discounted rate, and excludes $15,031,613, the estimated fair value as of December 31, 2012 based on a $5.00 exercise price, $3.14 closing price on December 31, 2012, a 5 year term, 87.47% volatility, and a 0.72% discount rate.  The BioTime Warrants have not been included in the Capitalization Table because we will not retain the economic value of the BioTime Warrants but instead will distribute the BioTime Warrants to holders of our Series A Shares in the BioTime Warrants Distribution after the consummation of the Asset Contribution and the Series A Distribution.